Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603

                                January 7, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                               FT 9114
                   Diversified Fixed Income ETF Portfolio, Series 46
                                     (the "Trust")
                          CIK No. 1829910 File No. 333-251069
________________________________________________________________________________



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. THE STAFF NOTES THAT AGENCY BONDS ARE REFERENCED IN THE SECTION ENTITLED "FIXED INCOME ETF SELECTION" BUT THAT NO AGENCY BONDS RISK DISCLOSURE IS CURRENTLY IN THE PROSPECTUS. PLEASE DISCLOSE THE RISK OF AGENCY BONDS IN TRUST'S PROSPECTUS.

      Response: Please refer to the Mortgage-Backed-Securities risk factor and the Interest Rate Risk, Credit Risk, Call Risk, Extension Risk, Liquidity Risk, Prepayment Risk and Valuation Risk which the Trust believes adequately describe the risks associated with agency bonds for investor comprehension.

Risk Factors
____________

      2. THE DISCLOSURE PROVIDES AS FOLLOWS: "THE ETFS WERE SELECTED BY OUR RESEARCH DEPARTMENT BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE SIZE AND LIQUIDITY OF THE ETF, THE CURRENT DIVIDEND YIELD OF THE ETF, THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF, AND THE EXPENSE RATIO OF THE ETF, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE ETFS." PLEASE PROVIDE MORE SPECIFICS ON THESE FACTORS.

      Response:   In   accordance  with  the  Staff's  comment,  the  referenced
disclosure will be replaced in its entirety with the following:

      "The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the ETFs (prioritizing ETFs with the highest dividend yields) and the quality and character of the securities held by the ETFs. All other factors being equal, the Sponsor will select ETFs with lower expense ratios, while attempting to limit the overlap of the securities held by the ETFs."

      3. PLEASE UPDATE THE "BREXIT RISK" TO INCLUDE DISCLOSURE BASED ON CURRENT EVENTS.

      Response: In accordance with the Staff's comment, the "Brexit Risk" will be replaced in its entirety with the following:

      "BREXIT RISK. Certain of the Funds held by the Trust are subject to Brexit risk. About one year after the United Kingdom officially departed the European Union (commonly referred to as "Brexit"), the United Kingdom and the European Union reached a trade agreement that became effective on December 31, 2020. Under the terms of the trade deal, there will be no tariffs or quotas on the movement of goods between the United Kingdom and Europe. Brexit has led to volatility in global financial markets, in particular those of the United Kingdom and across Europe, and the weakening in political, regulatory, consumer, corporate and financial confidence in the United Kingdom and Europe. There can be no assurance that the new trade agreement will improve the instability in global financial markets caused by Brexit. Given the size and importance of the United Kingdom's economy, uncertainty or unpredictability about its legal, political and/or economic relationships with Europe has been, and may continue to be, a source of instability and could lead to significant currency fluctuations and other adverse effects on international markets and international trade even under the new trade guidelines.

      It is not currently possible to determine the extent of the impact the Brexit trade agreement may have on the Trust's investments and this uncertainty could negatively impact current and future economic conditions in the United Kingdom and other countries, which could negatively impact the value of the Trust's investments."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                               Very truly yours,

                                               CHAPMAN AND CUTLER LLP


                                               By /s/ Daniel J. Fallon
                                                  ____________________
                                                  Daniel J. Fallon